Exhibit 99.2

November 14, 2019 2019 Third Quarter Results Ended September 30, 2019 1

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2018 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2019 are calculated using the same foreign exchange rates as the corresponding 2018 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. 2

Agenda Marco Sala, CEO Strategic Update 1 Alberto Fornaro, CFO Q3’19 Results 2 Q&A 3 3

Strategic Update 4

Q3’19 Results Led by Gaming 5 Solid core business momentum Strong KPIs Global gaming machine unit sales up sharply YTD free cash flow marks important inflection point

6 2% SSR growth outside Italy; Italy wagers stable Strong North American product sales reflect growing suite of self-service options GameTouch 20™ Solution for big-box, national retailers Won Lottery Product of the Year at International Gaming Awards GameTouch Draw™ Facilitates Keno expansion Inspired by sports betting solution used in Italy Lotteries Continue to Perform; Leveraging Distribution to Drive Growth

Wins & Extensions Secure Future 7 Several North American contract wins & extensions Wins: Mississippi Extensions: Colorado, Minnesota, Kentucky, Oregon Awarded 15-year Brazil instant ticket license through 50-50 joint venture Expect to be operational in H2’20 Compelling incremental growth driver

Strong Quarter for Global Gaming Business 8 44% increase in unit sales of gaming machines driven by strong replacement demand NA replacements up 38% International replacements up 88%; new Cobalt cabinet launched in Eastern Europe North America installed base stable, yields higher Continued rollout of Wheel of Fortune® Cash Link & WOF 4D games

G2E Highlights Strategy of “Player-Driven Performance” 9 Core video offer showcases evolution of proven franchises Focus on multi-link progressives, a growing market segment worldwide New Peak cabinets for leased games Strong video poker showing should support continued segment leadership

U.S. Sports Betting Solutions Gaining Momentum 10 IGT powering 35 casino-based sportsbooks in 11 states Mobile/digital active in 7 states >200 self-service terminals deployed Leading market share in NJ & PA confirms stability and scalability of offer “Sportsbook in a box” solutions featured at G2E Enables Vegas-style sportsbook experience for small and medium casinos

Confident in Continued Progress for Global Lottery & Gaming 11 Italy budget law process still evolving Proven record of minimizing impact on P&L Italy profits have grown despite higher taxes over the last several years Working on initiatives to offset new taxes Confidence in future rooted in focus on player-driven performance Unmatched breadth and depth of product offer Positive customer feedback

2019 Third Quarter Financial Results 12

Q3’19 Financial Highlights Adjusted Operating Income Adjusted EBITDA Diluted EPS Note: Adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details) EUR/USD FX daily average: 1.11 in Q3’19; 1.16 in Q3’18 $ M Revenue +3% at constant currency -5% at constant currency -11% at constant currency 13

Q3’19 North America Gaming & Interactive Highlights Revenue Key Performance Indicators Replacement units up sharply on success of new products; rising ASPs Higher intellectual property revenue from multi-year technology license Installed base stable Y/Y and sequentially on underlying basis; yields higher Operating income growth of 38% on increased unit shipments and high-margin IP revenue $ M except where noted otherwise 14 Constant Q3'18 Q3'19 % Change FX Revenue 231 257 11% 12% Operating income 45 62 38% 34% Machine Units Shipped Q3'18 Q3'19 New & expansion 843 791 Replacement 2,998 4,150 Total 3,841 4,941 Q3'18 Q4'18 Q1'19 Q2'19* Q3'19* Casino installed base (units) 23,357 23,108 22,713 21,073 21,071 *2,076 and 147 unit reductions in Q2 '19 and Q3 '19, respectively, per OK strategic agreement

Q3’19 North America Lottery Highlights Revenue Key Performance Indicators Increased product sales across multiple states; overcomes lower Illinois revenue but at a reduced margin Solid SSR growth for instant ticket and draw games offset by lower multistate jackpot activity Operating income reflects IL, lower jackpot activity (incl. impact on LMAs), and RI contract expenses $ M except where noted otherwise 15 Constant Q3'18 Q3'19 % Change FX Revenue 279 281 0% 1% Operating income 60 51 -16% -15% Same-store revenue growth Q3'18 Q3'19 Instant ticket & draw games 4.8% 3.9% Multistate jackpots -25.9% -28.2% Total SSR growth -0.6% 0.0% Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 VLT installed base (units) 14,965 14,939 14,799 14,215 14,294

Q3’19 International Highlights Revenue Key Performance Indicators Operating income reflects high-margin Finland transaction in the PY Solid lottery SSR growth Very sharp increase in replacement unit shipments; Sweden VLT system sale also recognized in the quarter Gaming service down on smaller installed base and lower Interactive revenue $ M except where noted otherwise 16 Constant Q3'18 Q3'19 % Change FX Revenue 216 213 -1% 3% Operating income 56 30 -46% -40% Machine Units Shipped Q3'18 Q3'19 New & expansion 529 210 Replacement 2,681 5,034 Total 3,210 5,244 Same-store revenue growth Q3'18 Q3'19 Instant ticket & draw games 3.8% 5.0% Multistate jackpots 2.7% 29.3% Total SSR growth 3.7% 6.5% Q3'18 Q4'18* Q1'19 Q2'19 Q3'19 Installed base (units) 16,007 14,905 15,085 14,475 14,332 *Nearly 1,500 unit reduction in S. Africa in Q4 '18

Revenue Key Performance Indicators Total revenue stable at constant FX, overcoming impact of higher gaming machine taxes Total lottery wagers in line with PY Machine gaming reflects impact of increased taxes Higher commercial services revenue partially offset by sports betting payout Operating income impacted by higher taxes and sports betting payout Q3’19 Italy Highlights $ M except where noted otherwise 17 Constant Q3'18 Q3'19 % Change FX Revenue 430 402 -6% -1% Operating income 145 127 -12% -7% €M Q3'18 Q3'19 % Growth Lotto wagers 1,913 1,882 -1.6% 10eLotto 1,361 1,341 -1.5% Core 434 477 10.0% Late numbers 70 19 -72.3% MillionDAY 47 44 -6.4% S&W wagers 2,179 2,197 0.8% Gaming wagers VLT - operator (B2C) 1,426 1,324 -7.1% AWP 879 877 -0.3% Interactive 447 492 10.1% Sports betting wagers 225 227 0.8% Sports betting payout 81.1% 83.4% 2.3 pp

Net Debt and Leverage Profile $ M except where noted otherwise 18 ~$200 million in debt reduction at constant currency Leverage of 4.34x compared to 4.47x at December 31, 2018 7,761 (1,277) 369 138 (19) 333 123 215 (77) 7,566 (212) 7,354 12/31/18 @ 1.15 Adjusted EBITDA Interest Exp. - Net Income Taxes Other Cash from Ops. CapEx Dividends Paid Minorities Other (Net) Before FX FX 9/30/19 @ 1.09 Net Debt/LTM EBITDA 4.47x 4.34x

Debt Maturity Schedule Q3’19 capital markets activity: Issued €500 million 2.375% Notes due 2028 ~ €320 million of net proceeds used to pay January 2020 term loan amortization Balance used to repay all revolving credit facility borrowings Liquidity exceeds debt maturities through 2022: ~ $1.7 billion in capacity under revolving credit facilities ~ $550 million in unrestricted cash Accelerating cash flow generation 19 450 348 1,848 1,575 544 1,100 817 750 544 1,731 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 Debt Maturity Profile at September 30, 2019 Undrawn RCF Debt

Cash Flow Statement $ M except where noted otherwise $789 million in operating cash flow $456 million of free cash flow $215 million of minority distributions Heavily concentrated in the first half of the year Accelerated return of capital to Lotto JV partners $123 million returned to shareholders $101 million in proceeds from sale of assets 20 YTD Cash Flow 9/30/2019 Net Cash Flows from Operating Activities 789 CapEx (333) Free Cash Flow 456 Debt Proceeds/(Repayment), Net 98 Other - Net (271) Other Investing/Financing Activities (173) Net Cash Flow 283 Effect of Exchange Rates/Other (31) Net Change in Cash and Restricted Cash 252 Cash and Restricted Cash at End of the Period 764

FY’19 Outlook 2019 Adjusted EBITDA of $1.675 - $1.735 billion Updating CapEx to $450 - $500 million; previously $450 - $550 million Assumes full-year EUR/USD rate of 1.12 21

Q & A 22

Appendix 23

Q3’19 Income Statement (As Reported) $ M except where noted otherwise 24 Income Statement Q3'19 Q3'18 % Change Service revenue 922 963 -4% Product sales 231 193 20% Total Revenue 1,153 1,156 0% Adjusted EBITDA 407 443 -8% Operating Income 154 200 -23% Interest expense, net (103) (104) Foreign exchange 124 21 Other - (17) Financial Charges, Net 21 (100) Income Before Tax 175 100 Net Income (Loss) 131 54 Net Income (Loss) - Owners 104 22 Diluted EPS 0.51 0.11

# Q3'19 Reconciliation of Non-GAAP Measures

**International Game Technology PLC**
**Consolidated Statement of Operations**
**Reconciliation of Non-GAAP Financial Measures**
**($ and shares in thousands, except per share amounts)**
***Unaudited***

| | Quarter to date September 2019 As Reported | Adjustments | | | | Quarter to date September 2019 As Adjusted |
|---|---|---|---|---|---|---|
| | | Purchase Accounting | Foreign Exchange | Impairment | Refinancing and Other | |
| **Total revenue** | 1,153,247 | (181) | - | - | - | 1,153,066 |
| Cost of services | 575,594 | (17,947) | - | - | - | 557,647 |
| Cost of product sales | 136,246 | (3,955) | - | - | - | 132,291 |
| Selling, general and administrative | 201,416 | (26,788) | - | - | - | 174,628 |
| Research and development | 68,804 | (1) | - | - | - | 68,803 |
| Impairment | 432 | - | - | (432) | - | - |
| Other operating expense (income), net | 16,873 | - | - | - | (18,615) | (1,742) |
| **Total operating expenses** | 999,365 | (48,691) | - | (432) | (18,615) | 931,627 |
| **Operating income** | 153,882 | 48,510 | - | 432 | 18,615 | 221,439 |
| Interest expense, net | (102,551) | 25 | - | - | - | (102,526) |
| Foreign exchange gain, net | 124,068 | - | (124,068) | - | - | - |
| Other (expense) income, net | (308) | - | - | - | 2,336 | 2,028 |
| **Total non-operating income (expenses)** | 21,209 | 25 | (124,068) | - | 2,336 | (100,498) |
| **Income before provision for income taxes** | 175,091 | 48,535 | (124,068) | 432 | 20,951 | 120,941 |
| Provision for income taxes (a) | 44,530 | 11,666 | (10,993) | - | 5,368 | 50,571 |
| **Net income** | 130,561 | 36,869 | (113,075) | 432 | 15,583 | 70,370 |
| Less: Net income attributable to non-controlling interests | 26,998 | 25 | - | - | - | 27,023 |
| **Net income attributable to IGT PLC** | 103,563 | 36,844 | (113,075) | 432 | 15,583 | 43,347 |
| **Net income per common share - diluted** | 0.51 | | | | | 0.21 |
| **Weighted-average shares - diluted** | 204,528 | | | | | 204,528 |

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

25

Q3’19 Reconciliation of Non-GAAP Measures $ M except where noted otherwise 26 As Reported Q3'19 Q3'18 Net income (loss) 131 54 Provision for/(Benefit from) income taxes 44 46 Non-operating (income) expenses (21) 99 Depreciation 106 110 Amortization 70 68 Service revenue amortization 51 54 Stock-based compensation expense 7 8 Impairment loss - 1 Other 19 3 Adjusted EBITDA 407 443